110 Renaissance Circle	PHONE 864-228-2222
Mauldin, SC 29662	FAX 864-335-0396

May 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:	Xcelerate, Inc.; Registration Statement on Form S-1 (File No. 333-275499)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Xcelerate, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-275499), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 13, 2023, as amended January 19, 2024 and July 31, 2024. The Registration Statement was not ever declared effective.

The grounds for this application for withdrawal are that, subsequent to the initial filing the Company’s independent accountant was permanently banned by the Commission. The Company retained a new independent accountant but did not have the financial resources available to proceed with reauditing the Company’s financial statements.

No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be returned to the Company. Alternatively, if the Commission is unable to return these fees, the Company requests that fees paid be credited for future use should the Company proceed with the filing of a new registration statement.

If you have any questions with respect to the foregoing, please call Andrew Telsey, Esq. (303-521-7447, our legal counsel.

Respectfully submitted,

/s/ Michael O’Shea

Michael O’Shea

Chief Executive Officer